Exhibit 23.5

March 30, 2016

Golden Queen Mining Co. Ltd.
2300 – 1066 West Hastings Street
Vancouver, BC V6E 3X2

Re:	Golden Queen Mining Co. Ltd. (the “Company”)
Annual Report on Form 10K

Reference is made to the Annual Report on Form 10-K of the Company for the year ended December 31, 2015 (the “Annual Report”).

Reference is also made to the technical report entitled “Soledad Mountain Project Technical Report and Updated Feasibility Study” dated February 25, 2015 issued by Kappes, Cassiday & Associates, Mine Development Associates and Norwest Corporation (the “Technical Report”).

I hereby consent to the references to my name in the Annual Report. Furthermore, I consent to any parts of the summary of the Technical Report, appearing in the Annual Report, that describe or reference work which I did or for which I took professional responsibility in the Technical Report.

Yours truly,

/s/ Peter Ronning
Peter Ronning, P. Eng.
dba “New Caledonian Geological Consulting”